UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 333-228168

                                                      333-228168-01

NOBLE FINANCE COMPANY*

NOBLE HOLDING INTERNATIONAL LIMITED

(Exact name of each registrant as specified in its charter)

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

(281) 276-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Noble Holding International Limited:

4.900% Senior Notes due 2020

4.625% Senior Notes due 2021

3.950% Senior Notes due 2022

7.750% Senior Notes due 2024

7.950% Senior Notes due 2025

6.200% Senior Notes due 2040

6.050% Senior Notes due 2041

5.250% Senior Notes due 2042

8.950% Senior Notes due 2045

Noble Finance Company:

Guarantees of 4.900% Senior Notes due 2020

Guarantees of 4.625% Senior Notes due 2021

Guarantees of 3.950% Senior Notes due 2022

Guarantees of 7.750% Senior Notes due 2024

Guarantees of 7.950% Senior Notes due 2025

Guarantees of 6.200% Senior Notes due 2040

Guarantees of 6.050% Senior Notes due 2041

Guarantees of 5.250% Senior Notes due 2042

Guarantees of 8.950% Senior Notes due 2045

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

4.900% Senior Notes due 2020: 0**

4.625% Senior Notes due 2021: 0**

3.950% Senior Notes due 2022: 0**

7.750% Senior Notes due 2024: 0**

7.950% Senior Notes due 2025: 0**

6.200% Senior Notes due 2040: 0**

6.050% Senior Notes due 2041: 0**

5.250% Senior Notes due 2042: 0**

8.950% Senior Notes due 2045: 0**

*	Formerly Noble Corporation.
**

As previously reported, on July 31, 2020, Noble Holding Corporation plc (formerly Noble Corporation plc), a public limited company incorporated under the laws of England and Wales and the ultimate parent entity of Noble Finance Company and Noble Holding International Limited, and certain of its subsidiaries, including Noble Finance Company and Noble Holding International Limited (collectively, the “Debtors”), commenced voluntary cases under chapter 11 of title 11 of the United States Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On November 20, 2020, the Bankruptcy Court entered an order confirming the Debtors’ plan of reorganization (as amended, the “Plan”). On February 5, 2021 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases. On the Effective Date, in connection with the effectiveness of, and pursuant to the terms of, the Plan and the Bankruptcy Court’s confirmation order, all of the above-mentioned senior notes and guarantees thereof were eliminated. This Form 15 is being filed for the purpose of suspending the duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, each of Noble Finance Company and Noble Holding International Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: February 8, 2021	NOBLE FINANCE COMPANY

	By:	/s/ Richard B. Barker
		Name:	Richard B. Barker
		Title:	Senior Vice President and Chief Financial Officer

Date: February 8, 2021	NOBLE HOLDING INTERNATIONAL LIMITED

	By:	/s/ Brad A. Baldwin
		Name:	Brad A. Baldwin
		Title:	President and Secretary